Exhibit 99.3

TOWER ONE OFFERS WARRANT EXTENSION, PRICE REDUCTION AND EXERCISE INCENTIVE

Vancouver, BC, Canada – January 9, 2018 – Tower One Wireless Corp (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) announces, further to its news release dated December 28, 2017 that it has received acceptance from the Canadian Securities Exchange (“CSE”) to its proposed warrant extension, repricing and early acceleration program.

Under a previous early warrant exercise program, the Company was successful in raising $1,132,340 pursuant to the early exercise of 3,744,466 placement warrants, inclusive of 585,117 agent's warrants. There are 11,740,446 of the original placement warrants (the “Original Warrants”) still outstanding, which Original Warrants are currently exercisable at a price of $.40 until January 12, 2018. As part of the previous early exercise warrant program, Tower One issued an additional 3,774,466 warrants (the “Bonus Warrants”) to those warrant holders that exercised their placement warrants. The Bonus Warrants are exercisable at a price of $.50 per share until July 21, 2018.

Tower One has determined it is in the best interest of shareholders to raise additional capital to fund the aggressive implementation of its South American telecommunications development strategy. The Company does not, however, wish to dilute its current shareholders any further than is absolutely necessary. Accordingly the Company has determined to implement a second early warrant exercise program as more particularly described below (the “Incentive Program”). The essential elements of the Incentive Program are that: the Company will (i) extend the expiry term of the Original Warrants from January 12, 2018 to March 30, 2018; (ii) reduce the exercise price of both the Original Warrants and the Bonus Warrants (collectively the “Existing Warrants”) to $.25; and (iii) issue additional warrants (the “Incentive Warrants”) to current Existing Warrant holders in consideration of the early exercise of outstanding Existing Warrants.

Under the Incentive Program, one Incentive Warrant will be granted to Existing Warrant holders for each Existing Warrant exercised between the date of this news release and the close of business on March 30, 2018 (the “Incentive Period”). Furthermore, the exercise price of the Existing Warrants will be reduced to $0.25 (the “Purchase Price”) if exercised during the Incentive Period. Each Incentive Warrant will be exercisable to acquire one common share of the Company at a price of $0.40 per share for a period of six months from the date of issuance.

An estimated 15,514,912 Existing Warrants (comprised of 11,740,446 Original Warrants and 3,774,466 Bonus Warrants) are available to be exercised during the Incentive Period under the Incentive Program.

During the Incentive Period, the outstanding warrant certificates and uncertificated warrants will evidence the right to acquire one common share and one incentive warrant upon the exercise of an Existing Warrant and payment of the Purchase Price per Existing Warrant. Registered holder of Existing Warrants are encouraged to exercise their Existing Warrants in accordance with the procedures set forth below as soon as possible and, in any event, prior to 5.00p.m. (Vancouver time) on March 30, 2018 in order to take advantage of the right to acquire a common share at the reduced price of $.25 per common share and the grant of an Incentive Warrant.

In the event an Original Warrant holder determines not to participate in the Incentive Program, then following the expiry of the Incentive Period, the Original Warrant will expire unexercised. In the event a Bonus Warrant holder determines not to participate in the Incentive Program, then following the expiry of the Incentive Period, the Bonus Warrant holder may exercise Bonus Warrants on their original terms.

Procedure for the Exercise of Existing Warrants

Upon commencement of the Incentive Program, registered holder of Existing Warrants may exercise their rights to acquire common shares and Incentive Warrants to which they will then be entitled.

All warrant exercises must be processed through Tower One.

To exercise Existing Warrants during the Incentive Period, until March 30, 2018 by 5:00p.m. Pacific Time, a warrant holder must: 1. Surrender the Warrant Certificate(s) representing its Existing Warrants to Tower One by hand or courier at Tower One’s office located at Suite 600-535 Howe Street, Vancouver, BC, Canada, V6C-2Z4.

2. The Warrant Certificate(s) must be submitted together with:

(a) a duly completed and executed subscription in the form on the back of the warrant certificate (the “Exercise Form”), specifying the number of Existing Warrants that the holder intends to exercise; and (b) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of “Tower One Wireless Corp.” in an amount equal to $.25 multiplied by the number of Existing Warrants that the warrant holder intends to exercise.

All Warrant Certificates surrender for full exercise will be cancelled by Tower One and will be of no further force or effect.

Any Warrant certificate surrendered together with a duly completed and executed Exercise Form, and payment of the applicable Purchase Price for the number of common shares and Incentive Warrants will be deemed to be surrendered only upon personal delivery thereof to, or if sent by courier or other means of transmission, upon actual receipt thereof, by Tower One. Any use of the mail to transmit warrant certificates is at the risk of the warrant holder. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with an acknowledgement of receipt requested.

Any warrant holder who holds his/her/its Existing Warrants in uncertificated form through a brokerage firm or other intermediary must contact the brokerage firm or intermediary to arrange exercise.

You may contact Nick Horsley of Tower One at (604) 559-8051 with any questions you may have about the procedure for exercising your Existing Warrants.

Tower One has engaged MRCC to provide services in connection with the Incentive Program, including solicitation of the Existing Warrant holders to participate in the Incentive Program. In consideration of such services, Tower One has agreed to pay MRCC an advisory fee equal to 8% of the total gross proceeds raised from the exercise of the Existing Warrants (other than Existing Warrants exercised by insiders of Tower One) and issue MRCC such number of new warrants (the “Compensation Warrant”) as is equal to 8% of the number of Existing Warrants exercised under the Incentive Program entitling MRCC to acquire units of the Company at an exercise price of $.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrant entitling MRCC to acquire an additional common share in the capital of the Company at a price of $0.40 per share for a period of one year from issuance. The Compensation Warrant will have a term of 30 days from its date of issuance.

If you have any other questions about the Incentive Program, please contact Mr. Horsley, at Tower One Wireless Corp. at (604) 559-8051 or by email at nick@toweronewireless.com or alternatively you may contact Jovan Stupar, at Mackie Research Capital Corp. at (604) 604 662-1808 or by email at jstupar@mackieresearchcapital.com.

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team which has top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

For further information, please contact:

Brian Gusko, Director

brian@toweronewireless.com

(604) 727-1295

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements (collectively "forward- looking information") within the meaning of applicable securities laws. Forward- looking information is typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Tower One cautions investors that any forward-looking information provided by Tower One is not a guarantee of future results or performance, and that actual results may differ materially from those in forward-looking information as a result of various factors. The reader is referred to Tower One’s public filings for a more complete discussion of such risk factors and their potential effects which may be accessed through the Tower One's profile on SEDAR at www.sedar.com.